

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 14, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of REALTY INCOME CORPORATION, under the Exchange Act of 1934:

- 1.875% Notes due 2027
- 2.500% Notes due 2042

Sincerely,

An Intercontinental Exchange Company